209 10th Avenue South — Suite 450
Nashville, Tennessee 37203
Telephone 615-301-3100
Facsimile 615-301-3200
http://www.healthstream.com
September 2, 2010
Via EDGAR and Facsimile
Stephani Bouvet, Division of Corporation Finance
Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Facsimile: (202) 772-9210

Re:	HealthStream, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 000-27701
Dear Ms. Bouvet and Ms. Mills-Apenteng:
     I am in receipt of the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated August 26, 2010 regarding Healthstream, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009. I am writing to confirm that the Company expects to file its response to the Comment Letter not later than September 24, 2010. Should you have any questions regarding this matter please do not hesitate to contact me at (615) 301-3163.

Sincerely,
/s/ Gerard M. Hayden, Jr.
Gerard M. Hayden, Jr.
Senior Vice President and Chief Financial Officer

cc:	J. Page Davidson, Bass, Berry & Sims PLC
Laura Brothers, Bass, Berry & Sims PLC